ACCELERIZE NEW MEDIA, INC.
6477 HIGHWAY 93 SOUTH
SUITE 303
WHITEFISH, MONTANA 59937
(406) 892-2161

April 17, 2007

By Facsimile

Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Accelerize New Media, Inc. Registration Statement on Form SB-2 Filed December 22, 2006 and amended January 31, 2007 File No. 333-139586

Dear Ms. Garnett:

The purpose of this letter is to respond to your letter of February 22, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 2 to Form SB-2 (the “Amended SB-2”).

Pro-Forma Combined Financial Statements

Note 1: Description Of Transaction and Basis Of Presentation, page F-6

1.
We have read your response to comment ten. You state that there is no active market for your shares at the time of the transaction. As a result, you determined the fair value of the shares based on a 40% discount to the conversion price of the Series A preferred shares issued shortly before the acquisition. Please explain how a discount from the conversion price of your Series A preferred shares represents the fair value of your common shares issued in this transaction. Advise us your consideration of recent third party transactions in which common stock was issued in determining your fair value. Lastly, expand your note to describe the basis for how you determined the value ascribed to the common shares issued.

Response: Please find, attached as Exhibit I, our supplemental analysis of the fair value of the shares issued in connection with the DRG transaction. We obtained a retrospective valuation of the shares of the Company as of December 31, 2006 prepared by an unrelated valuation specialist. The valuation specialist used the discounted cash flow method as a basis to value such shares. Accordingly, we have revised the fair value of the shares pursuant to the DRG transaction to reflect the fair valuation prepared by the valuation specialist. The fair value of the shares amounts to $105,000.

United States Securities and Exchange Commission

April 17, 2007

Note 1: Description of Business and Basis of Presentation, page F-26

2.
We have read your response to comment 15. Your revised disclosures still do not clearly communicate that EDGAR Index and MapGui represent two products offered by Accelerize when it was operating as a sole proprietor. Please revise your document here and elsewhere to clearly state that EDGAR Index and MapGui represent two product offerings rather than two separate operating entities.

Response: We have revised our disclosure in the notes to financial statements to clarify that the Company is an online based media and customer acquisition solutions provider that was formed through the contribution of the business operations of Accelerize New Media, a sole proprietorship owned by one of the Company’s current management team members, which marketed two product offerings, EDGAR INDEX and MapGui.

Note 2 - Summary of Significant Accounting Policies, page F-46

Revenue Recognition

3.
We have read your response to comment 16 and we remain unclear regarding your basis for recognizing income that is earned on contracts with duration of 1-3 years within the first eight months. In this regard, clarify any contractual terms within your debt settlement agency agreement that supports how revenue is earned in the first eight months. In addition, tell us what your exposure is to refunds subsequent to the eight month period, if any.

Response: Following a phone conversation in February 2007 between Marc-Andre Boisseau, on behalf of the Company, and a member of the Staff to discuss this matter, we are clarifying the contractual terms between the debt settlement agency and the Company and we are expanding our analysis of the revenue recognition criteria.

United States Securities and Exchange Commission

April 17, 2007

Pursuant to SAB 104, revenue is realized or realizable and earned when all of the following criteria are met
•	Persuasive evidence of an arrangement exists
•	Delivery has occurred
•	The seller’s price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

The arrangements between DebtXS will differ depending whether they are for consumers who were already under a debt settlement program with the Company prior to June 2005 and for consumers entered into debt settlement programs after June 2005.

Please find below the salient facts about each arrangement:

Date of Agreement between DebtXS and the Company	Consumers under debt settlement program as of the date of the agreement	Consumers under debt settlement program after date of agreement
Date of Agreement between DebtXS and the Company	June 20, 2005	June 20, 2005
Fee earned by the Company	7.5% of the total consumer debt to be negotiated and settled	4.5% to 6% of the total consumer debt to be negotiated and settled depending on how many consumers are signed up in any particular month
Acceptance	All sales made by the Company were accepted as of the date of the agreement	All sales made by the sales agents monitored by the Company are subject to acceptance by DebtXS
Payment Terms	45% of client fees collected by DebtXS paid every month ( in practice, DebtXS has been paying such fees every week)	30%-40% of the total fees collected by DebtXS from the consumer, payable weekly
Deliverables by the Company	Transfer of the consumer file related to debt settlement program, which was delivered at the date of the date of the agreement
•  Provide lead and solicitation infrastructure to market debt settlement programs offered by DebtXS,
•  devote reasonable amount of time to supervise and monitor performance of sales agents
•  send leads to sales agents
All deliverables of the Company occur prior to the agreement between the consumer and DebtXS

United States Securities and Exchange Commission

April 17, 2007

Adjustment for refunds and cancellations
DebtXS retains 5% of consumer fees collected by Debt XS as a reserve for refund, cancellations or legal fees incurred by Debt XS. 50% of the reserve is released in June 2006, and 25% released in June 2007and June 2008, respectively.
Debt Xs may charge back the Company a prorata portion of the loss attributable to its fee against future payments

Please find below our analysis of the contractual terms of both arrangements in the context of SAB 104.

Persuasive evidence of an arrangement exists

The Company has entered into the agreements with DebtXS in June 2005, which outlines specifically the deliverables of each parties, their obligations, the rate earned by the Company, the method of payment, and the provisions for returns and refunds. Additionally, under both arrangements, there is also an underlying agreement between the consumer and DebtXS. The Company does not enter into side arrangements with DebtXS or the consumers. Additionally, the Company enforces its agreements with DebtXs by reviewing its records and comparing it to the statement produced by DebtXs for each payment and require DebtXS to pay any amounts due under its contracts , including resolved discrepancies. Accordingly, the Company believes that a persuasive evidence of an arrangement exists with DebtXS.

Delivery and Performance

The delivery and the performance of the Company’s service occurs when it provides the lead to the sales agents, which may convert into a debt settlement contract between DebtXS and the consumer. Accordingly, the Company believes that the delivery and performance of its services occurs once the debt settlement program contract between the consumer and DebtXS is executed, which indicates the acceptance of DebtXS.

The seller’s price is fixed or determinable

While the Company does not enter into side arrangements either with DebtXS or the consumer, the consumer may cancel the agreement at any time during the terms of the contracts. In very rare instances does DebtXS issue a refund to a consumer, and it does so on a case by case basis and only in the event the litigation costs would out-weight the benefits already received.

United States Securities and Exchange Commission

April 17, 2007

Consumers under debt settlement program after date of agreement

Usually, the consumer will simply cancel the agreement by discontinuing to make the monthly required payments. However, because the Company is paid on an accelerated basis (substantially within the first year of the contract between the consumer and DebtXS), with rights of charge backs by DebtXS against future payments to the Company for consumers under debt settlement agreements entered into after June 2005, the discontinued payment triggers a charge back for the prorata loss of the fee to the Company against future payment. This implied cancellation privilege, which expires ratably over the stated contractual term between the consumer and DebtXS, results in the seller’s (Company) price is only fixed and determinable when the cancellation privilege lapses. Accordingly, the fee is considered to become determinable ratably over the stated terms between DebtXS and the consumer, which are up to three years.

Consumers under debt settlement program as of the date of the agreement

However, in the case of the consumers contracts entered prior to June 2005, DebtXS retains a reserve against which it may pay itself for future charge backs. DebtXS retains 5% of consumer fees collected by Debt XS as a reserve for refund, cancellations or legal fees incurred by Debt XS. 50% of the reserve is released in June 2006, and 25% released in June 2007 and June 2008, respectively. The Company recognizes revenues on the release of the reserve when DebtXS cancellation privileges pursuant to this arrangement lapses, which partially occurred in June 2006, and which will occur in the future, in June 2007 and June 2008.

Collectibility is reasonably assured

DebtXS has always paid its amounts due on time and continues to do so. The Company has no reason to believe that it will not continue to honor its financial obligations.

We have revised the 2005 and 2006 financial statements to reflect the aforementioned revenue recognition rationale.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

4.
Please revise to disclose all shares issued as dividends to holders of the Series A Convertible Preferred Stock. Also, please discuss the 55 million shares issued on January 2006 to consultants and 3.5 million shares issued in January 2006 to an accredited investor, as describe in the fee table of the initial registration statement.

Response: We have revised the Amended SB-2 to disclose all shares issued as dividends to holders of the Series A Convertible Preferred Stock. We assume that your comment above regarding 5.5 million shares issued on January 2006 refers to 15.5 million shares issued at such time to founders, consultants and service providers. We have expanded our disclosure in Item 26 to include a discussion of the 15.5 million shares issued to founders, consultants and service providers on January 2006. The 3.5 million shares issued on January 2006 to accredited investors were already described in such Item 26 (currently the third paragraph under “Common Stock” in Item 26 of the Amended SB-2).

United States Securities and Exchange Commission

April 17, 2007

We acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from talking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (406) 892-2161, or our attorney, Mr. Truman J. Bidwell, Esq. at (212) 660-3032 if you have any questions or require additional information.

Sincerely,

ACCELERIZE NEW MEDIA, INC.

/s/ Brian Ross
By: Brian Ross
Title: President, Chief Executive Officer and Secretary

cc:	Michael McTiernan, Esq. (via facsimile) United States Securities and Exchange Commission Truman J. Bidwell, Esq. (via facsimile) Sullivan & Worcester LLP

Exhibit I

April 12, 2007

Mr. Brian Ross
Chief Executive Officer
Accelerize New Media, Inc.
6477 Highway 93 South - Suite 303 Whitefish, Montana 59937

Dear Mr. Ross:

In accordance with your authorization, vFinance Investments, Inc., ("VFIN") was retained to determine the fair value of the common shares of Accelerize New Media, Inc. ( "ANM" or the "Company") which provides lead generation and customer acquisition solutions via its network of financial, news and social networking portals, and also through RSS feeds, blogs, targeted email, banners, search engine optimization, and key word buys. ANM's portal content is also licensed to companies in a variety of formats including rebranded portals, investor relations pages, and RSS feeds. Accelerize New Media, Inc. offers a comprehensive online media solution for clients to reach their target audience.

The purpose of this engagement is to conduct an independent and professional analysis as to the fair value of the common shares of the Company ("the Valuation") as of 12/31/06. It is understood that this Valuation will be used in formulating a response to the Securities and Exchange Commission ("SEC") questions regarding the Company's Form SB-2A Registration Statement (SEC File No. 333-139586). It is entirely inappropriate to use this valuation for any reason other than the one stated.

The term fair value is defined as the amount at which the Company or its securities would change hands between a willing buyer and a willing seller, neither being under compulsion and each having reasonable knowledge of all relevant facts.

We have tried to apply objective analytical techniques in determining the fair value of the common shares of the Company in question. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to revise our Valuation due to events and fluctuating economic conditions occurring subsequent to the date of this Valuation.

With respect to any Valuation delivered, it is understood that we may reconsider our Valuation upon review of any new or modified report, document, release or communication published or filed on behalf of the Company, or otherwise received by us, after the date of delivery of the oral or written Valuation, as applicable, and upon review of such other information as may hereafter be disclosed or otherwise becomes available.

BACKGROUND

Pursuant to an engagement dated April 5th, 2007, VFIN was asked to examine Accelerize New Media, Inc., (ANM) a privately held company which had filed an SB-2 registration with the Securities and Exchange Commission so as to become a public company. The Company was founded by Brian Ross, who had been previously been affiliated with another public company called iMall, an Internet shopping portal which was acquired by At Home Corporation in July of 1999. The purpose of the engagement was for VFIN to derive a range of values that would approximate the fair value of the common shares of Accelerize New Media as of 12/31/06, so as to allow the Company to answer a response letter from the SEC in regards to its SB-2 Registration. To that end, employees of VFIN engaged in a conference call with members of management and the Company's investment bankers the following day to learn more about the Company and gather further due diligence material in order to evaluate the Company. The VFIN team spent a considerable amount of time asking questions including, but not limited to, the Company's revenue model, the breakdown of revenue between lead generation activities and banner advertising, number of websites, number of registered users, content available on the sites, types of advertisers on the sites and specific questions regarding projections and any other materials that might be available for due diligence and analysis purposes. VFIN then went about the task of evaluating the information at hand and performing its analysis to determine an approximate fair value for the Company's common shares. As comparable company analysis is a widely used analytical technique by which one can measure the value of other companies, the first task at hand was to define those other companies that might be considered "comparable" to ANM. The primary means by which the Company generates revenue is to utilize proprietary or third-party content to generate sales leads that can be forwarded onto third party vendors, so we chose to examine Internet Information Providers. While the type of information being accessed may differ, the revenue model would be similar, and hence, comparable to ANM.

As mentioned, the revenue model centers around acquiring a user in order to forward that user onto a third party vendor who can convert the lead into a sale. As such, we then decided that a comparable analysis should encompass companies that facilitate this process. Attached is Exhibit A, which is a descriptive listing of those companies that fit the parameters defined above. The Companies included are not necessarily directly comparable, but all address various aspects of ANM's business. The companies vary in terms of size of market capitalization and revenues. Some demographics of our selected sample are in order:

EXHIBIT A: Internet Information Providers

CNET Networks, Inc., an interactive media company, builds and operates branded media properties. The company operates branded media properties in the areas, including technology; entertainment, such as films, games, and music; business; food; and parenting. The company's technology Web sites provides information on latest technology and consumer electronics products. Its entertainment Web sites provides show summaries, episode guides and downloads, biographies, photos, and news. The company's gaming Web sites provides gamers with game information for console, PC, and portable platforms, and its coverage includes previews and reviews on titles, news, live Web casts, online tournaments, game downloads, videos, guides, and hints, as well as operates an online gaming community. The company's music Web site offers free music tracks, music videos, exclusive interviews, live sessions, daily news, charts, and forums, as well as serves artists looking to promote their material online.

Its movie Website features movie summaries, critical opinions, trailers, news, photos, actor and character guides, celebrity bios, theatrical and DVD release schedules, and box-office results. The company's business Web sites offer collection of business white papers, case studies, Webcasts, audiocasts, and other interactive content, as well as provide targeted email alerts and newsletters. Its business sites feature daily news, blogs, podcasts, white papers, Webcasts, editorial analysis, peer feedback, and ongoing research. The company offers online communities for food and drink enthusiasts and IT professionals, as well as offers online photo and video sharing communities, and a site targeting new and expectant mothers It operates its Web sites under the CNET, GameSpot, MP3.com, ZDNet, TechRepublic, Webshots, CHOW, and Urban Baby brand names. The company was founded in 1992 and is headquartered in San Francisco, California

The Knot, Inc. provides multi-platfonm media services to the wedding and newly wed markets in the United States. The company's online services include the provision of information and useful resources to assist in the process of planning a wedding; interactive wedding planning tools, such as wedding checklists, wedding budgeters, guest list managers, calendars, and reminder services; personal wedding Web sites to convey the details of wedding celebration; and search tools to assist in the shopping for elements of a wedding. These services also comprise access to the local wedding market through online city and regional guides that host profiles for local vendors, such as reception halls, bands, florists, and caterers; membership and community participation; user generated content; online registry aggregation service that offers couples and their guests one place to view their gift registries through a registry system; broadband video content; and newsletters and email updates. It operates online stores that sell wedding supplies directly to consumers through its integrated shopping destinations. Further, The Knot, Inc. owns and operates Web sites that offer services of interest for engaged couples. The company's offline services include the publication of "The Knot Weddings" magazine that provides directories of wedding gowns, fine jewelry, china, home products, invitations, wedding supplies, honeymoon packages, and local wedding vendors; regional magazines, which include region-specific information on weddings within the market; and wedding books and lifestyle magazines. It also provides national and local advertisers with access to couples who seek information and advice, and make decisions relating to various aspects of their weddings. The Knot, Inc. was founded in 1996 and is headquartered in New York, New York.

Bankrate, Inc. and its subsidiaries engage in the ownership and operation of an Internet-based consumer banking marketplace. The company's Web site, Bankrate.com aggregates information on mortgages, credit cards, automobile loans, money market accounts, certificates of deposit, checking and ATM fees, home equity loans, and online banking fees. It operates through two segments, Online Publishing, and Print Publishing and Licensing. The Online Publishing segment sells advertising, sponsorships, and hyperlinks in connection with the company's Web sites, Bankrate.com, Interest.com, FastFind.com, and Mortgage-calc.com. The Print Publishing and Licensing segment sells advertising in the mortgage guide, deposit, and CD guide rate tables; newsletter subscriptions; and licensing of research information. The company also provides financial applications and information to a network of distribution partners and through national and state publications. It reviews approximately 4,800 financial institutions in 575 markets in 50 states. Bankrate was founded in 1993 and is headquartered in North Palm Beach, Florida.

Travelzoo, Inc., an Internet media company, publishes travel offers from various travel companies. Its publications include Travelzoo Web sites, the Travelzoo Top 20 email newsletter, and the Newsflash email product. The company also operates SuperSearch, a pay-per-click travel search engine. Travelzoo products provide advertising opportunities for airlines, hotels, cruise lines, vacation packagers, and other travel companies.

Its products also provide Internet users with a source of information on current sales and specials from various travel companies. The company offers its products through online and direct marketing. It operates in the United States, Canada, the United Kingdom, Germany, and Spain. Travelzoo was founded in 1998 and is headquartered in New York, New York, with additional offices in Chicago, Illinois; Las Vegas, Nevada; Miami, Florida; Mountain View, California; and Toronto, Canada, as well as in the United Kingdom, Germany, Spain, and France.

TheStreet.com, Inc. engages in the creation and distribution of business, investment, and ratings content through Web sites, email services, print publications, and audio and video programming. It offers various consumer and professional services for free and paid subscription. The company's free consumer services include TheStreet.com site that provides financial commentary, analysis, and news with financial coverage to individual investors; TheStreet.com TV, an online video network that provides daily menu of original business news and short form feature programs; email newsletters, offering daily and weekly market bulletins; podcasts; and TheStreet.com Ratings, which tracks the performance of mutual funds and stocks. Its paid consumer services comprise RealMoney that provides real-time investing ideas, trading strategies, technical analysis, and expert market commentary; RealMoney Silver, which displays the services in one convenient place; Action Alerts PLUS that provides access to specific, action-oriented investment ideas; TheStreet.com Stocks Under $10 that identifies opportunities among the universe of stocks priced under $10; and TheStreet.com Breakout Stocks, which identifies companies that sustained increases in their share prices. The company's paid services also consist of TheStreet.com Options Alerts, an email newsletter service; The Telecom Connection, a weekly email newsletter; TheStreet.com Top Stocks, a daily email newsletter; TheStreet.com Value Investor, a weekly email newsletter; The Daily Swing Trade, an email newsletter; The Dividend Stock Advisor, a bi-weekly email newsletter; and TheStreet.com Ratings. In addition, it offers professional services to financial planners, financial advisors, financial consultants, money managers, hedge fund managers, and retail stockbrokers. TheStreet.com, Inc has joint venture with A.R. Media to create a new service called Stockpickr. The company was founded in 1996 and is based in New York, New York.

EDGAR Online, Inc. provides business and financial information on global companies to financial, corporate, and advisory professionals. The company's products and services enable its customers to view and analyze various aspects of a public company's business, financial, and ownership history. It provides subscription services, which comprise I-Metrix suite of products, including I-Metrix Professional, I-Metrix Architect, and I-Metrix Vision that deliver income statements, balance sheets, and statements of cash flow data, as well as earnings estimates, standard financial ratios, insider transactions, changes in institutional ownership, Form 8-K information, and corporate governance data. In addition, I-Metrix suite of products includes I-Metrix Xcelerate that enables filing agents, exchanges, and regulators to process content into XBRL format. EDGAR Online's subscription services also comprise EDGAR Pro, which offers financial data, stock ownership, public offering datasets, and advanced search tools; and EDGAR Access, a retail service. In addition, the company makes its databases available through EDGAR Explorer, a digital data feed transmitted through an application program interface, as well as hosted Web pages and customized data feeds. Further, it engages in advertising and e-commerce activities. EDGAR Online offers its services to financial institutions, such as investment funds, asset management firms, insurance companies, and banks, as well as accounting firms, law firms, corporations, and individual investors. It has strategic relationships with R.R. Donnelley, Business Objects, Microsoft, Shanghai Stock Exchange, and the Shenzhen Stock Exchange. The company was co-founded by Susan Strausberg and Marc Strausberg in 1995. It was formerly known as Cybernet Data Systems, Inc. and changed its name to EDGAR Online, Inc. in 1999. EDGAR Online is headquartered in Norwalk, Connecticut.

Local.com Corp. provides paid-search advertising services to businesses on the Internet. Its services enable businesses to advertise their products and services with sponsored listings to search requests by Internet users. The company's sponsored listings are derived from its advertiser network, which includes direct advertisers, as well as various indirect advertisers from other paid-search and Internet yellow pages companies. The company supplies these aggregated sponsored listings to its distribution network, which is a network of Web sites and search engines that integrate its search results into their Web sites, in response to targeted keyword searches performed by Internet users on those Web sites. The company also offers LocalConnect, a search and advertising platform that offers local advertiser sponsored listings on the directory's or publishers' Web site. It offers its services to directory assistance and Internet yellow pages companies in the United States and Europe. The company was founded in 1999 as eWorld Commerce Corporation and changed its name to eLiberation.com Corporation in August 1999, then to Interchange Corporation in 2003. The company further changed its name to Local.com Corp. in November 2006. The company is headquartered in Irvine, California.

The sample of Internet Information Providers was culled down and yielded a total of seven (7) companies that we believe fit our defined parameters. They range in market capitalization size from $46.0 million to $1.3 billion, with a mean market capitalization of $513 million. The majority of the companies are financial information companies, with some other specialty content represented as well. The range of Trailing Twelve Month (TTM) revenues generated by this group varied from $142 million to $387 million, with a mean of $85 million, as compared to just under the $200,000 generated by Accelerize New Media, Inc. in 2006.

VALUATION APPROACHES AND METHODS

Having reviewed the operating demographics of the sample set and determined that Accelerize New Media operated in similar fashion to the companies in this group, we began to set forth the basis of our analysis. In the end, we settled on three (3) analytical techniques; Comparable Company Analysis, Discounted Cash Flow Analysis, and Analysis of Revenue Multiples for both M&A Transactions and Private Investment in Public Equity offerings (PIPE's), to arrive at what we felt would approximate a proper fair market valuation range for Accelerize New Media, Inc. In the end, our analysis will put significant weight on Comparable Company & Transaction Analysis, as they both consider prices recently paid for similar assets in the public marketplace with adjustments made to reflect any material differences of the subject asset relative to market comparatives. Likewise, we made use of Discounted Cash Flow analysis, which seeks to determine the present value of future economic benefits to be derived from ownership of an asset or security. Central to this method is an analysis of the earnings potential represented by the appraised security and of the underlying risks associated with obtaining those earnings. Value indications are developed by discounting future net cash flows available for distribution to their present value at market-based rates of return.

In terms of Comparable Analysis, we noted that while most of our sample set generated EBITDA, not all did and hence, it would not be possible to perform the analysis using cashflow as our valuation metric, and were consigned to utilizing Revenues for our analysis. As such, we determined that we would derive multiples based off of Market Price. These multiples, once derived from our sample set, would be the "Industry Multiples" that would be applied against ANM's operating statistics to arrive at its value. Based on this analysis, the range of multiples worked out to be a low of 2.85x revenues to a high of 9.19x revenues, with a mean multiple of 6.1x revenues. (See Exhibit B)

EXHIBIT B: Internet Information Providers
Accelerize New Media, Inc.

Trading Multiples for Selected Publicly Traded Companies
(Amounts are In thousands of US Dollars excerpt for share prices)

Company	Ticker	Stock Price 12/31/06	Market Value	Book Value	TTM Sales	TTM EBITDA	TTM EBIT	TTM FCF	TTM	CY	NY	Enter-prise Value'	TTM Rev.	TTM EBITDA	TTM EBIT	TTM	CY	NY
CNET Networks, Inc.	CNET	$9.09	$1,278	4.8x	3.30x	29.6x	152.3x	41.0x	190.3x	49.9x	33.5x	$1,295	3.34x	30.0x	154.2x	190.8x	38.7x	35.8x
The Knot, Inc.	KNOT	$26.24	$668	3.9x	9.19x	47.4x	65.2x	46.9x	27.4x	37.7x	26.6x	$587	8.08x	41.7x	57.3x	24.1x	24.0x	17.2x
Bankrale, Inc.	RATE	$37.95	$639	3.8x	8.03x	39.1x	45.8x	50.5x	62.6x	28.8x	23.3x	$529	6.64x	32.4x	37.9x	51.7x	25.3x	19.6x
TraVeizno Inc.	TZ00	$29.95	$574	15.6x	8.26x	19.2x	19.3x	33.5x	37.4x	29.9x	25.3x	$541	7.78x	18.1x	18.2x	35.2x	28.2x	24.4x
TneStreet.Com, Inc.	TSCM	$8.86	$323	7.3x	6.35x	26.6x	29.2x	29.1x	25.1x	19.9x	17.1x	$277	5.44x	22.8x	25.0x	21.5x	16.7x	11.9x
EDGAR Online, Inc.	EDGR	$3.50	$76	7.6x	4.65x	n.m.	n.m.	n.m.	n.a.	n,a.	n.a.	$72	4.46x	n.m.	n.m.	n.m.	n.m.	n.m.
Local.com Carp.	LOCM	$4.05	$41	2.0x	2.85x	n.m.	n.m.	n.m.	n.a.	n.a.	n.a.	$35	2.49x	n.m.	n.m.	n.m.	n.m.	n.m.

Mean				6.4x	6.1x	32.4x	62.4x	40.2x	68.6x	33.2x	25.2x		5.46x	28.98x	58.53x	64.69x	26.58x	21.77x
Median				4.8x	6.4x	29.6x	45.8x	41.0x	37.4x	29.9x	25.3x		5.44x	30.01x	37.93x	35.25x	25.30x	19.57x

(1) Enterprise value Is calculated by adding debt, preferred stock, minority interest and subtracting cash from the market value (market cap).
 Source of Information: SEC Edger Filings Bloomberg, LP, Hoovers Inc., and/or Market Guide, Inc.

Applying Accelerize New Media's TTM Revenue of $199,214 to the Low and High multiples of 2.85x and 9.19x yields a range of $567,760 to $1,830,777, with a mean of 6.1x, or $1,213,213.

We then utilized Discounted Cash Flow Analysis to examine the cash flows of ANM and arrive at a valuation based on its ability to generate cash-flow. Using data furnished to us by management of ANM, who made certain assumptions regarding business growth rates, projecting the WACC (Weighted Average Cost of Capital) to ANM, we calculated a terminal value of Accelerize New Media's business based on its ability to generate cash, using required returns and discount rates that in our experience, would be appropriate for an entity at this stage in its life cycle. Based on those assumptions (see exhibit below), we arrived at a range of values of approximately $785,376 on the low end to $2.46 million on the high end.

Accelerize New Media, Inc.

Discounted Cash Flow Valuation Exercise

	TIM	2007 E	2008 E	2009 E	Perpetuity
Revenues	$199,214.0	$631,581.8	$2,402,878.5	$6,855,582.5
EBITDA	(2,240,295.9)	(616,346.9)	110,904.1	1,898,382.8
Net Earnings	(2,320,458.0)	(616,346.9)	110,904.1	1,896,382.8
CAPEX						CAGR
OCF Minus CAPEX	(2,240,295.9)	(616,346.9)	110,904.1	1,896,382.8	11,649,208.4	8%
Financing Requirement (Debt)
CF	(2,240,295.9)	(616,346.9)	110,904.1	1,896,382.8	11,649,208.4

NPV	2,464,055.2	1,763,919.8	1,216,281.4	785,375.8
Discount Rate (WACC)	25.0%	30.0%	35.0%	40.0%

Imputed Share Price	$0.13	$0.09	$0.06	$0.04

 Assumes 19,140,029 shares outstanding

From an analytical standpoint, we think it instructive to examine the multiples accorded in Purchase transactions to companies similar to Accelerize New Media in operations and industry focus. We have compiled a sample set that includes recent transactions involving both public and private companies. (See exhibit below.)

FactSet Margarstal Custom Report
Date as of: Apr 06, 2007

Search Criteria:

Data Set BOTH U.S. & International
Sailor Country: United States
Deal Status: Closed
Specialization: Internet - Content
Price to Revenue >= 0
Closed Data >= 04/01/2004
Closed Seller	Unit Sold	Buyer	Deal Size (Base Equity Price) ($mm)	Target Revenue LTM ($mm)	EBITDA LTM	EV Enterprise Value ($mm)	Deal Size (Base Equity Price) In Rev. LTM	Deal Size (Base Equity Price) To EBITDA	EV Enterprise Value to Rev. LTM	EV Enterprise Value to EBITDA
20-Mar-06 WorldWinner, Inc.		Fun Technologies, Inc.	23.00	10.67		23.00	2.16x	n.e.	2.16x	n.a.
15-May-05 iVillage, Inc.		NBC Universal, Inc.	618.29	91.06	18.62	562.41	6.79x	33.21x	6.18x	30.21x
30-Jun-06 Time Warner, inc.	AOI, Inc.	Google, Inc.	1000.00	6428.00		20000.00	0.16x	n.e.	3.11x	n.a.
		The First American Corp. / First
8-Nov-05 LeadClick Media, Inc.		Advantage Corp. RelationServe	150.00	48.65	20.68	195.82	3.08x	7.25x	4.03x	9.47x
1-Nov-05 theglobe.com, Inc.	SendTec	Media, Inc.	50.00	30.53	3.40	47.14	1.64x	14.71x	1.54x	13.86x
14-Jun-05 Fanball Interactive LLC		Fun Technologies Plc	12.00	4.59		12.00	2.61x	n.a.	2.61x	n.a.
27-Jun-05 Web Clients, Inc.		ValueClick, Inc.	144.24	64.32	8.62	165.83	2.24x	16.73x	2.58x	19.24x
5-Jul-05 WildCard Systems, Inc.		eFunds Corp.	287.60	56.46	0.93	287.60	5.09x	309.25x	5.09x	309.25x
27-Apr-05 Pike Street Industries, Inc.		Marchex, Inc.	16.50	3.33	2.36	15.82	4.96x	6.99x	4.75x	6.70x
		Bandai Networks
1-Apr-05 At Japan Media LLC	Vibe Co.	L1 Co., Ltd.	19.18	9.98		19.61	1.92x	n.a.	1.97x	n.a.
22-Feb-05 Personals Plus, Inc.		Cgi Holding Corp	4.45	1.61	1.15	3.39	2.77x	3.87x	2.11x	2.95x
7-Jan-05 Trafficlogic, Inc.		MAC Worldwide, Inc.	57.93	2.59	(3.30)	57.35	22.41x	n.m.	22.19x	n.a.
6-Jun-05 JPMorgan Chase & C Moneyline		Reuters Group Plc	145.00	292.00		145.00	0.50x	n.a.	0.50x	n.a.
24-Jan-05 MarketWatch, Inc.		Dow Jones & Co., Inc.	493.62	71.16	9.13	437.72	6.94x	54.07x	6.15x	47.94x
17-Nov-04 Classmates Online, Inc.		United Online, Inc.	100.00	70.00		100.00	1.43x	n.e.	1.43x	n.a.
2-Dec-04 Bargain Network, Inc.		Vertrue, Inc.	27.00	48.00		27.00	0.56x	n.e.	0.56x	n.a.
11-Nov-04 Orbitz, Inc.		Cendant Carp.	1142.07	279.94	14.62	1020.49	4.08x	78.12x	3.65x	69.80x
2-Sep-04 The Guidance Channel, Inc.		School Specialty, Inc.	19.00	20.00		19.00	0.95x	n.e.	0.95x	n.a.

Mean							3.90x	58.24x	3.98x	56.60x
Median							2.43x	16.73x	2.60x	19.24x

While all valuation methodologies receive equal weight in our valuation, we tend to favor transaction-oriented multiples as more indicative of the true multiple to be assigned. As one can see above, there is no discernable pattern among the transactions that would allow one to draw inferences from the data. For example, one would normally assume higher multiples associated with public company transactions, but the data does not bear out this hypothesis. All the multiples associated with the particular transaction appear to unique to companies involved, based on some type of synergy recognized by the buying group for the combination. Utilizing the mean multiple from this sample set, and applying them to ANM's revenue statistics yields a value of $777,885. While the high and low end of the range clearly appears to be statistical deviations, utilizing those multiples would yield a range of $30,992 on the low end to $4.46 million on the high end.

While the sample set is not robust, we elected to examine the multiples given to comparable companies who had completed PIPE Offerings within the last three (3) years. The Market Capitalizations of the sample set ranged from as little as $1.84 million for Salon Media Group to $1.43 billion for CNET Networks. A review of the Market Capitalizations and Pre-Money Valuations of the transactions reveal that most of the transactions were done at near market terms, and other than the placement into Salon Media, the placements equated to pre-money valuations that were multiples of the Company's revenue (See exhibit below.)

Announce Date	Company Name	Sub-Sector	Marketcap	Deal Type	Deal Size	Stk Prc	Shares out MRQ prior to PIPE	Pre-Money Valuation	TTM Sales	MRQ Share-holders Equity	Pre-Money Valuation to TTM Sales	Pre-Money Valuation to MRQ Share- holder's Equity
11/24/2006	eTwine Holdings Inc (ETW)	Web Cont/iOnline Comm.	$2,884,700	Stmt. Equty Line	$10,000,000	$0.35	8,242,000	$2,884,700.00	$252.00	$19,736.00	n.m.	n.m.
7/17/2006	Amaru Inc (AMRU)	Web Cont/Online Comm.	$220,285,376	Corn. Shack Fiord	$180,252	$1.50	137,678,360	$206,517,540.00	$27,670,189.00	$40,943,646.00	7.46x	5.0x
7/10/2005	The Knot Inc (KNOT)	Web Cont/Online Comm.	$452,188,501	Cam. Stock rod	$50,187,500	$19.34	23,380,998	$452,188,501.32	$58,390,172.00	$42,420,704.00	7.74x	10.7x
11/28/2005	Hollywood Media Corp, (HOLL)	Web Cont/Online Comm.	$140,668,497	Debt NonComet	$7,000,000	$4.32	32,562,152	$140,668,496.64	$96,483,098.00	$43,058,482.00	1.46x	3.3x
6/2/2005	Amara Inc (AMRU)	Web Cont./Online Comm.	$99,575,000	Corn. St& Find	$20,758,770	$3.00	28,450,000	$85,350,000.00	$4,351,683.00	$4,357,462.00	19.61x	19.6x
6/16/2004	Salon Media Group Inc (SLNM)	Web Cont/Online Comm.	$1,840,186	PM:.	$751,200	$0.09	14,155,276	$1,316,440.67	$4,499,000.00	$1,399,000.00	0.29x	0.9x
4/21/2004	CHET Networks Inc. (CNET)	Web Conl/Online Comm.	$1,428,955,744	Debt Fixed Coraft	$125,000,000	$15.00	143,038,613	$2,145,579,195.00	$366,225,000.00	$178,771,000.00	5.86x	12.0x
										Mean	7.07x	8.6x
										Median	6.66x	7.9x

Utilizing the mean multiple from this sample set, and applying them to Accelerize New Media's revenue statistics yield a mean value of $1.41 million, and while both the low end and high end of the range appear to be outlier statistics, we note that utilizing those multiple yield a low end of $58,291 and a high end of $3.91 million.

VALUATION CONCLUSIONS

We summarized our results, which examined four (4) different valuation methodologies, with two (2) iterations on Comparable Analysis in a transactional format (M&A and PIPE). (See Exhibit below)

Accelerize New Media, Inc.

Summary of Analysis

Method	Low	Mean	High

Discounted Cash Flow	$785,376	$1,557,408	$2,464,055

Revenue Multiples - Comps	$567,760	$1,213,213	$1,830,777

Revenue Multiples - M&A	$30,992	$777,885	$4,464,012

Revenue Multiples - PIPES	$58,291	$1,408,778	$3,907,204

Average	$360,605	$1,239,321	$3,166,512

Per share*	$0.02	$0.06	$0.17

*Imputed Share Price based on 19,140,027 shares outstanding pre-money.

The average of these methodologies is a range of $360,605 at the low end to $3,166,512 on the high end, with a mean of $1,239,321. On a per share basis, this equates to $0.02 per share on the low end, and $0.17 per share on the high end, with a mean of $0.06 per share. We are prepared to represent to the Board of Directors that the mean of the above range of values represents the fair value of the common shares of Accelerize New Media as of 12/31/06*.

No investigation has been made of the title to, or any liabilities against, the Company being valued. This valuation report is subject to the terms and conditions of our engagement letter and the attached assumptions and Limiting Conditions and General Service Conditions.

Very Truly Yours,

/s/ vFinance Investments, Inc.
vFinance Investments, Inc.

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed to matters legal in nature. No investigation has been made of the title to or liabilities against the securities being valued. The valuation presumes, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable and there are no encumbrances which cannot be cleared, through normal processes.

To the best of our knowledge, all data set forth in this report are true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any date, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis.

No environmental impact study has been ordered or made. Full compliance with applicable federal, state and local environmental regulations and laws is assumed unless otherwise stated, defined and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

The value or values presented in this report are based upon the premise outlined herein and are only valid for the purpose or purposes stated.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use, the identity of issuer or the Firm with which the issuer is connected) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of vFinance Investments, Inc.

GENERAL SERVICE CONDITIONS

The service(s) provided by vFinance Investments, Inc. will be performed in a manner consistent with Industry Standards for these type of service(s). Our compensation is not contingent in any way upon our conclusions of value. We assume, without independent verification, the accuracy, of all data provided to us. We will act as an independent contractor and reserve the right to use subcontractors. All files, work papers or documents developed by us during the course of the engagement will be our property. We will retain these data for at least five years.

Our report is to be used only for the specific purposes stated herein; and any other use is invalid. No reliance may be made by any third party without our prior written consent. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without prior consent.

You agree to indemnify and hold us harmless against and. from any and all losses, claims, actions, damages, expenses-or liabilities, including reasonable attorney's fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. Your obligation for indemnification and reimbursement shall extend to any controlling person of vFinance Investments, Inc., including any director, officer, employee, subcontractor, affiliate or agent. In the event we are subject to any liability in connection with this engagement, regardless of legal theory advanced, such liability" will be limited to the amount of fees we received for this engagement.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.